United States securities and exchange commission logo





                              July 28, 2022

       Joseph C. Visconti
       Chief Executive Officer
       Forza X1, Inc.
       3101 S. US-1
       Ft. Pierce, FL 34982

                                                        Re: Forza X1, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 25, 2022
                                                            File No. 333-261884

       Dear Mr. Visconti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1

       Prospectus Summary, page 1

   1. We note your revised disclosure on page 4. Please further revise to clarify the reference to
                                                        "our system" in the
testing context. Additionally revise related disclosure on page 52 for consistency and, as
appropriate, to provide further information. Update your description of business throughout
to reflect the current state of development as of the date of your prospectus; for
example, and without limitation, we note the reference on page 64 to the phone app expected to
be operational by June 2022.
 Joseph C. Visconti
FirstName  LastNameJoseph C. Visconti
Forza X1, Inc.
Comapany
July       NameForza X1, Inc.
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
The Offering, page 8

2. Please revise the second bullet point to quantify the maximum number of shares that may be issued upon exercise of the representative's warrants, and conform disclosure on page
         100 which appears to contemplate a specified number of underlying shares. Revise the third bullet point to additionally refer to the options for 5,500 shares to be issued to three managers, according to new disclosure noted on page 87.
Risk Factors
Our amended and restated certificate of incorporation provides that the Court of Chancery of the
State of Delaware . . . ., page 35

3. We note your disclosure that the exclusive forum provision does not apply to "any other claim for which the federal courts have exclusive jurisdiction." Please revise your certificate of incorporation and related disclosure on page 89 to include this carve-out.
Business
Forza FX1 Future Factory, page 64

4. If appropriate, please revise to address media reports that you will build a new manufacturing plant in North Carolina.
Environmental and Safety Matters, page 68

5. Please revise the following disclosure to reflect that you do not currently own manufacturing facilities, referring to Twin Vee's facilities as appropriate: "We believe that our facility complies in all material aspects with these regulations. Although capital expenditures related to compliance with environmental laws are expected to increase, we do not currently anticipate any material expenditure will be required to continue to comply with existing environmental or safety regulations in connection with our existing manufacturing facilities." Additionally revise or clarify the following disclosure regarding your intent to recall products, notwithstanding that you have not commenced production: "[We] intend to institute, recalls for defective component parts produced by certain of our third-party suppliers."
Management, page 69

6. We note your disclosure regarding Mr. Visconti's revised management roles. Please revise the final sentence of Mr. Visconti's biography for consistency, as this continues to refer to him as Chief Executive Officer. Please also file the amended Visconti Forza
         Employment Agreement referenced on page 80 in place of the agreement currently filed as Exhibit 10.8. We note disclosure on page 87 that indicates Mr. Visconti is Chairman of the Board and Chief Executive Officer of both Twin Vee PowerCats Co. and Twin Vee
         PowerCats, Inc.; please revise Mr. Visconti's biography and the related risk factor on page
         13 to reflect these roles with both companies.
 Joseph C. Visconti
Forza X1, Inc.
July 28, 2022
Page 3
The FX1 Engineering and Technical Team, page 71

7. We note that you have eliminated the biography of Jean-Marc Zanni. Please revise your disclosure to explain Mr. Zanni's departure as Chief Technology Officer and to describe how this will affect your product development, assessing potential risks. Additionally, please revise the biographies of Daniel Norton and Chandan Chittimalle to identify their current or past roles with your parent company.
Description of Capital Stock, page 88

8. Please reconcile the apparent inconsistency between your amended certificate of incorporation, which authorizes 10,000,000 shares of preferred stock, and statements in this section, which indicate 5,000,000 shares of preferred stock are authorized. Please also revise, as appropriate, references to "25,000,000 shares authorized" in your capitalization table and financial statements to conform to the amended certificate of incorporation.
        You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph C. Visconti
                                                          Division of
Corporation Finance
Comapany NameForza X1, Inc.
                                                          Office of
Manufacturing
July 28, 2022 Page 3
cc:       Patrick Egan
FirstName LastName